UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Pier 1 Imports, Inc.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

720279108

(CUSIP Number)

Jason G. Bernzweig
SCSF Equities, LLC
5200 Town Center Circle, Suite 600
Boca Raton, Florida 33486
(561) 394-0550

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 9, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 720279108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SCSF Equities, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 3,817,725 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 3,817,725 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,817,725 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.3%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 720279108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Securities Offshore Fund, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 3,817,725 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 3,817,725 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,817,725 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.3%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 720279108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Securities Fund, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 3,817,725 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 3,817,725 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,817,725 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.3%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 720279108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Securities Advisors, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 3,817,725 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 3,817,725 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,817,725 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.3%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 720279108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Securities, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 3,817,725 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 3,817,725 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,817,725 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.3%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 720279108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Marc J. Leder

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 3,817,725 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 3,817,725 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,817,725 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.3%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 720279108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Rodger R. Krouse

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 3,817,725 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 3,817,725 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,817,725 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.3%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 5 relates to and amends the Statement of Beneficial Ownership on Schedule 13D, initially filed on March 14, 2007, as amended by Amendment No. 1 filed on August 2, 2007, Amendment No. 2 filed on December 7, 2007 Amendment No. 3 filed on April 22, 2008 and Amendment No. 4 filed on May 2, 2008 (as amended, the “Schedule 13D”), of SCSF Equities, LLC, a Delaware limited liability company (“SCSF Equities”),  Sun Capital Securities Offshore Fund, Ltd., a Cayman Islands corporation (“Sun Offshore Fund”), Sun Capital Securities Fund, LP, a Delaware limited partnership (“Sun Securities Fund”), Sun Capital Securities Advisors, LP, a Delaware limited partnership (“Sun Advisors”), Sun Capital Securities, LLC, a Delaware limited liability company (“Sun Capital Securities”), Marc J. Leder (“Leder”) and Rodger R. Krouse (“Krouse”) (collectively, the “Reporting Persons”), with respect to the Common Stock, par value $1.00 per share (the “Common Stock”), of Pier 1 Imports, Inc., a Delaware corporation (the “Issuer”).

Items 5 and 7 of the Schedule 13D are hereby amended to the extent hereinafter expressly set forth. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer
(a)-(b)

On the date hereof, the Reporting Persons sold shares of  Common Stock decreasing the total number of shares owned by the Reporting Persons to 3,817,725 shares of Common Stock or approximately 4.3% of the Issuer’s outstanding Common Stock.  As of the date hereof, the Reporting Persons beneficially own and have shared power to vote and shared power of disposition over all such shares of Common Stock.

(c)

Except for the transactions described herein and in the Schedule 13D, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons during the past 60 days.  On August 11, 2008, the Reporting Persons sold 43,000 shares of Common Stock at an average price per share of $4.15. On August 12, 2008, the Reporting Persons sold 76,056 shares of Common Stock at an average price per share of $4.25.  On August 14, 2008, the Reporting Persons sold 185,100 shares of Common Stock at an average price per share of $4.28. On August 15, 2008, the Reporting Persons sold 100,000 shares of Common Stock at an average price per share of $4.29. On August 18, 2008, the Reporting Persons sold 10,500 shares of Common Stock at an average price per share of $4.32.  On August 29, 2008, the Reporting Persons sold 83,045 shares of Common Stock at an average price per share of $4.42. On September 2, 2008, the Reporting Persons sold 150,000 shares of Common Stock at an average price per share of  $4.47.  On September 5, 2008, the Reporting Persons sold 51,200 shares of Common Stock at an average price per share of  $4.35. On September 8, 2008, the Reporting Persons sold 400,000 shares of Common Stock at an average price per share of $4.34. On September 9, 2008, the Reporting Persons sold 25,000 shares of Common Stock at an average price per share of $4.53.  The transactions were effected by SCSF Equities and were open market sales on the New York Stock Exchange.

(d)

Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer reported by this statement.

(e) On the date hereof, the Reporting Persons ceased to be beneficial owners of more than five percent of the Issuer’s Common Stock.

Item 7.	Material to Be Filed as Exhibits
Exhibit A

Joint Filing Agreement, dated December 5, 2007, by and among each of the Reporting Persons. (incorporated by reference to Exhibit A to Amendment No. 2 to the Schedule 13D filed by the Reporting Persons on December 5, 2007).

Exhibit B

Limited Power of Attorney, dated December 29, 2006, by and among the Reporting Persons (incorporated by reference to Exhibit B to Amendment No. 1 to the Schedule 13D filed by the Reporting Persons with respect to the Issuer on August 2, 2007).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	September 9, 2008	SCSF Equities, LLC

		By :	*
		Name:	Marc J. Leder
		Its:	Co-CEO

Sun Capital Securities Offshore Fund, Ltd.

		By :	*
		Name:	Marc J. Leder
		Its:	Director

Sun Capital Securities Fund, LP

		By:	Sun Capital Securities Advisors, LP
		Its:	General Partner

		By:	Sun Capital Securities, LLC
		Its:	General Partner

		By :	*
		Name:	Marc J. Leder
		Its:	Co-CEO

Sun Capital Securities Advisors, LP

		By:	Sun Capital Securities, LLC
		Its:	General Partner

		By :	*
		Name:	Marc J. Leder
		Its:	Co-CEO

Sun Capital Securities, LLC

		By :	*
		Name:	Marc J. Leder
		Its:	Co-CEO

*
Marc J. Leder

*
Rodger R. Krouse

The undersigned, by signing his name hereto, does sign and execute this Amendment No. 5 to Schedule 13D pursuant to the Limited Power of Attorney executed by the above Reporting Persons and incorporated by reference hereto on behalf of the Reporting Persons.

Dated:	September 9, 2008	*By:	/s/ Brian J. Gavsie, Attorney in Fact
Brian J. Gavsie